UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 1

to

ANNUAL REPORT

of

EUROPEAN INVESTMENT BANK

(Name of registrant)

Date of end of last fiscal year:  December 31, 2009

SECURITIES REGISTERED

(as of December 31, 2009)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
4.875% Notes due January 17, 2017	$ 3,000,000,000	NYSE

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.

Cravath, Swaine & Moore LLP

CityPoint

One Ropemaker Street

London EC2Y 9HR

United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2009 (the “Annual Report”) as follows:

(a)  Exhibit I is hereby amended by deleting the text under the section titled “EIB Financial Statements as at 31 December 2009 — European Investment Bank - Notes to the financial statements as at and for the year ended 31 December 2009 — Note U - Financial risk management — U.3. Liquidity risk” on pages 52-54 and replacing it with the text under the caption “EIB Financial Statements” on pages 3-5 hereof;

(b)  Exhibit I is hereby amended by deleting the text under the section titled “EIB Group Financial Statements under EU directives as at 31 December 2009 — Consolidated off-balance sheet as at 31 December 2009 (in EUR ’000)” on pages 75-76 and replacing it with the text under the caption “EIB Group Financial Statements under EU directives” on pages 6-7 hereof;

(c)  Exhibit I is hereby amended by deleting the text under the section titled “EIB Group Financial Statements under EU directives as at 31 December 2009 — European Investment Bank Group - Notes to the consolidated financial statements as at and for the year ended 31 December 2009 — Note V - Derivatives — V.1. As part of funding and hedging activity — V.1.2. Interest rate swaps” on pages 119-121 and replacing it with the text under the caption “EIB Group Financial Statements under EU directives” on pages 8-10 hereof;

(d)  Exhibit I is hereby amended by deleting the text under the section titled “EIB Group Financial Statements under IFRS as at 31 December 2009 — European Investment Bank Group - Notes to the consolidated financial statements as at and for the year ended 31 December 2009 — Note L-“Interest and similar income” and “Interest expense and similar charges” (in EUR ’000) — L.2. Geographical analysis of “Interest and similar income”” on page 163 and replacing it with the text under the caption “EIB Group — Notes to the Consolidated Financial Statements under IFRS” on page 11 hereof;

(e)  Exhibit I is hereby amended by deleting the text under the section titled “EIB Group Financial Statements under IFRS as at 31 December 2009 — European Investment Bank Group - Notes to the consolidated financial statements as at and for the year ended 31 December 2009 — Note M - Result on financial operations (in EUR ’000) — M.2. Per category of assets and liabilities” on page 164 and replacing it with the text under the caption “EIB Group — Notes to the Consolidated Financial Statements under IFRS” on page 12 hereof;

(f)  Exhibit I is hereby amended by deleting the text under the section titled “EIB Group Financial Statements under IFRS as at 31 December 2009 — European Investment Bank Group - Notes to the consolidated financial statements as at and for the year ended 31 December 2009 — Note S - Risk Management  — S.2. Credit risk — S.2.5. Credit risk on derivatives — S.2.5.3. Collateral received for derivative transactions” on page 188 and replacing it with the text under the caption “EIB Group — Notes to the Consolidated Financial Statements under IFRS” on page 13 hereof;

(g)  Exhibit I is hereby amended by deleting the text under the section titled “EIB Group Financial Statements under IFRS as at 31 December 2009 — European Investment Bank Group - Notes to the consolidated financial statements as at and for the year ended 31 December 2009 — Note V-Commitments, contingent liabilities, pledged assets and other memorandum items (in EUR ’000)” on pages 202 - 205 and replacing it with the text under the caption “EIB Group — Notes to the Consolidated Financial Statements under IFRS” on pages 14-17 hereof; and

(h)  The following additional exhibits are added to the Annual Report, and the exhibit index is amended accordingly:

Exhibit V:	Authorized Representative in the United States

Exhibit VI:	Consent of KPMG Audit S.à r.l., independent auditors.

EIB FINANCIAL STATEMENTS

U.3. Liquidity risk

The main objective of liquidity policy is to assure that the Bank can always meet its payment obligations punctually and in full. The Bank manages the calendar of its new issues so as to maintain the global level of liquidity within the chosen range. Liquidity planning takes into account the Bank’s needs to service its debt, disbursements on loans and cash flows from the loan portfolio. It also takes into account the sizeable amount of signed but un-disbursed loans, whose disbursement takes place at the borrower’s request.

Liquidity risk is managed prudently as, in contrast to commercial banks, EIB does not have the natural sources of liquidity from the deposits of clients. The Bank pre-finances its commitments to avoid being forced to borrow, or to sell assets, when it does not have access to resources at a desirable cost level.

The Bank further assures sound management of liquidity risk by maintaining a sufficient level of liquid assets, and by spreading the maturity dates of its placements according to the forecasts of liquidity needs. Liquidity risk policy also incorporates a floor on treasury levels. The Bank’s year-end total liquidity ratio (defined as a target percentage of annual projected net cash flows) must at all times exceed 25% of the average forecast net annual cash flows for the following year.

The Bank has in place a Contingency Liquidity Plan (CLP) that defines the respective responsibilities and the decision making procedures in case of signs of an approaching liquidity crisis. The CLP has been benchmarked against the “Principles for Sound Liquidity Risk Management and Supervision” by the Basel Committee on Banking Supervision (September 2008). The CLP is subject to ad-hoc updates and is presented to the Management Committee annually for approval.

The table hereafter analyses the financial assets and liabilities of the Bank by maturity on the basis of the period remaining between the balance sheet date and the contractual maturity date. Assets and liabilities for which there is no contractual maturity date are classified under “Maturity undefined”.

Liquidity risk (in EUR million)

Maturity	not more than	3 months	1 year	more than	maturity
(at 31 December 2009)	3 months	to 1 year	to 5 years	5 years	undefined	Total 2009
ASSETS
Cash in hand, central banks and post office banks	227	0	0	0	0	227
Treasury bills and other bills eligible for refinancing with central banks	601	435	2 000	752	0	3 788
Other loans and advances:
- Current accounts	334	0	0	0	0	334
- Others	19 032	0	0	0	0	19 032
	19 366	0	0	0	0	19 366
Loans:
- Credit institutions	2 899	7 408	47 782	58 487	0	116 576
- Customers	1 831	8 352	55 497	133 574	0	199 254
	4 730	15 760	103 279	192 061	0	315 830
Debt securities including fixed-income securities	7 611	1 802	2 608	5 843	0	17 864
Shares and other variable-yield securities	0	0	0	0	1 479	1 479
Shares in affiliated undertakings	0	0	0	0	481	481
Other assets	0	0	0	0	2 836	2 836

Total assets	32 535	17 997	107 887	198 656	4 796	361 871

LIABILITIES
Amounts owed to credit institutions	4 380	100	0	0	0	4 480
Amounts owed to customers	2 353	10	0	0	0	2 363
Debts evidenced by certificates	10 765	27 868	136 834	130 291	0	305 758
Capital, reserves and profit	0	0	0	0	38 069	38 069
Other liabilities (*)	477	826	3 115	763	6 020	11 201

Total liabilities	17 975	28 804	139 949	131 054	44 089	361 871

(*) Including foreign exchange neutralisation on currency swap contracts

Maturity	not more than	3 months	1 year	more than	maturity
(at 31 December 2008)	3 months	to 1 year	to 5 years	5 years	undefined	Total 2008
ASSETS
Cash in hand, central banks and post office banks	0	0	0	0	0	0
Treasury bills and other bills eligible for refinancing with central banks	0	135	1 175	823	0	2 133
Other loans and advances:
- Current accounts	245	0	0	0	0	245
- Others	21 361	0	0	0	0	21 361
	21 606	0	0	0	0	21 606
Loans:
- Credit institutions	2 429	7 840	40 812	60 910	0	111 991
- Customers	1 962	7 767	46 375	117 536	0	173 640
	4 391	15 607	87 187	178 446	0	285 631
Debt securities including fixed-income securities	3 065	694	2 798	3 952	0	10 509
Shares and other variable-yield securities	0	0	0	0	1 366	1 366
Shares in affiliated undertakings	0	0	0	0	479	479
Other assets	0	0	0	0	4 037	4 037

Total assets	29 062	16 436	91 160	183 221	5 882	325 761

LIABILITIES
Amounts owed to credit institutions	5 779	1	0	0	0	5 780
Amounts owed to customers	1 380	0	0	0	0	1 380
Debts evidenced by certificates	18 090	23 409	113 219	112 271	0	266 989
Capital, reserves and profit	0	0	0	0	36 192	36 192
Other liabilities (*)	1 496	1 255	4 463	1 841	6 365	15 420

Total liabilities	26 745	24 665	117 682	114 112	42 557	325 761

(*) Including foreign exchange neutralisation on currency swap contracts

Some of the borrowings and associated swaps include early termination triggers or call options granted to the investors or the hedging swap counterparties. Certain liabilities could therefore be redeemed at an earlier stage than their maturity date.

If all calls were to be exercised at their next contractual exercise date, cumulated early redemptions for the period 2010 - 2012 would amount to EUR 10.7 billion.

EIB GROUP FINANCIAL STATEMENTS UNDER EU DIRECTIVES

Consolidated off - balance sheet

as at 31 December 2009 (in EUR ’000)

Off-balance sheet items		31.12.2009		31.12.2008
Commitments
- EBRD capital (Note E)
• uncalled		442 500		442 500
- Undisbursed loans (Note D.1)
• credit institutions	18 686 622		12 457 853
• customers	63 156 626		46 411 674
		81 843 248		58 869 527
- Undisbursed venture capital operations (Note E)		1 392 559		1 227 139
- Undisbursed investment funds (Note E)		511 895		334 721
Contingent liabilities and guarantees
- In respect of loans granted by third parties		2 893 490		4 067 932
- In respect of venture capital operations		17 385		15 171
Fiduciary operations (*)		11 406 667		9 033 466
Assets held on behalf of third parties (Note X)
- SMEG 2007	93 703		95 483
- GIF 2007	99 999		69 342
- SME Guarantee Facility	61 992		69 877
- European Technology Facility	6 573		13 585
- Map Equity	65 795		77 816
- Guarantee Fund	1 240 505		1 091 447
- Investment Facility	1 289 209		1 144 922
- Map guarantee	72 590		73 580
- Seed Capital Action	0		131
- Special Section	1 416 067		1 593 398
- Risk Sharing Finance Facility	432 266		205 760
- Neighbourhood Investment Facility (“NIF”) Fund	44		0
- EU-Africa Infrastructure Trust Fund	144 151		91 881
- Heavily Indebted Poor Countries Initiative	65 768		90 569
- FEMIP Trust Fund	30 236		33 159
- Loan Guarantee Instrument for Ten-T Projects	105 198		43 760
- FP7 Guarantee Fund	547 761		283 132
- JASPERS	119		1 114
- JESSICA	16 805		0
- LFA-GV	24		0
- JEREMIE	763 175		283 101
- TTP	2 010		0
- GEEREF	57 999		45 929
- GEEREF Technical Support Facility	2 390		0
- EFSE	10 000		0
- Bundesministerium fur Wirtschaft und Technologie	102		130
		6 524 481		5 308 116

(*)         Pursuant to Article 28 of its Statutes, the EIF acquires, manages and disposes of investments in venture capital enterprises, in its own name but on behalf and at the risk of the European Union, according to the Fiduciary and Management Agreements concluded with the European Union (“ETF Startup Facility” and “High Growth and Innovative SME Facility” (GIF), under two programs known as GIF1 and GIF2). The EIF is also empowered to issue guarantees in its own name but on behalf and at the risk of the European Union according to the Fiduciary and Management Agreements.

Off balance sheet items	31.12.2009	31.12.2008
Other items
Special deposits for service of borrowings(*) (Note S)	52 292	134 772
Securities portfolio
- Securities receivable	100 000	157 480
Nominal value of interest-rate swap and deferred rate-setting contracts (Note V.1)	316 379 517	276 181 870
Nominal value of currency swap contracts payable (Note V.1)	125 166 944	115 600 764
Nominal value of currency swap contracts receivable (Note V.1)	119 986 609	106 514 766
Nominal value of put option granted to EIF minority shareholders	388 842	363 433
Borrowings launched but not yet settled	360 631	0
Swaps launched but not yet settled	11 590	0
Securities lent (Note B.2)	471 434	367 704
Future contracts (Note V.2)	334 676	393 663
Forward rate agreements (Note V.2)	0	5 472 000
FX Forwards (Note V.2)	251 938	234 469
Credit default swap (Note V.1)	196 796	172 383

(*)    This item represents the amount of coupons and bonds due, paid by the Group to the paying agents, but not yet presented for payment by the holders of bonds issued by the Group.

V.1.2. Interest rate swaps

Interest rate swaps are contracts under which, generally, it is agreed to exchange floating-rate interest for fixed-rate interest or vice versa.

Interest rate or currency swaps allow the Group to modify the interest rate and currency structure of its borrowing portfolio in order to accommodate requests from its clients and also to reduce funding costs by exchanging its advantageous access conditions to certain capital markets with its counterparties.

•                  Derivatives credit risk mitigation policy:

The credit risk with respect to derivatives lies in the loss which the Group would incur where a counterparty would be unable to honour its contractual obligations.

In view of the special nature and complexity of the derivatives transactions, a series of procedures has been put in place to safeguard the Group against losses arising out of the use of such instruments.

•                  Contractual framework:

All the Group’s long-term derivatives transactions are concluded in the contractual framework of Master Swap Agreements and, where non-standard structures are covered, of Credit Support Annexes, which specify the conditions of exposure collateralisation. These are generally accepted and practised contract types.

•                  Counterparty selection:

The minimum rating at the outset is set at A1, but exceptionally certain counterparties rated A2/A3 have also been authorised, all their exposures being fully collateralised. The Group has the right of early termination if the rating drops below a certain level.

•                  Limits:

Limits have been set in terms of:

-                 Total net present value of derivatives exposure with a counterparty;

-                 Unsecured exposure to a counterparty; and

-                 Specific concentration limits expressed as nominal amount.

All limits are dynamically adapted to the credit quality of the counterparty.

•                  Monitoring:

The derivatives portfolio is regularly valued and compared against limits.

•                  Collateralisation:

-                 Derivatives exposure exceeding the limit for unsecured exposure is collateralised by cash and first-class bonds.

-                 Very complex and illiquid transactions require collateralisation over and above the current market value.

-                 Both the derivatives portfolio with individual counterparties and the collateral received are regularly valued, with a subsequent call for additional collateral or release.

The credit risk associated with derivatives varies according to a number of factors (such as interest and exchange rates) and generally corresponds to only a small portion of their notional value. In the Group’s case, where only mutually agreed derivatives are negotiated, the credit risk is evaluated on the basis of the ‘current exposure’ method recommended by the Bank for International Settlements (BIS). Hence, the credit risk is expressed in terms of the positive ‘fair value’ or replacement value of the contracts, increased by the potential risks, contingent on the duration and type of transaction, weighted by a coefficient linked to the category of counterparty (BIS II weighted risk).

The following tables show the maturities of currency swaps (excluding short-term currency swaps — see Note V.2), interest rate swaps (including credit default swaps) and asset swaps, sub-divided according to their notional amount and the associated credit risk. The notional amounts are disclosed off balance sheet.

Currency swaps at 31 December 2009		1 year to	5 years to	more than
(in EUR million)	less than 1 year	5 years	10 years	10 years	Total 2009
Notional amount	15 369	54 520	23 418	15 211	108 518
Fair value (i.e. net discounted value) (1)	- 1 344	- 2 158	- 765	467	- 3 800
Credit risk (BIS II weighted) (2)	70	866	563	431	1 930

Currency swaps at 31 December 2008		1 year to	5 years to	more than
(in EUR million)	less than 1 year	5 years	10 years	10 years	Total 2008
Notional amount	7 460	47 737	20 976	14 281	90 454
Fair value (i.e. net discounted value) (1)	- 1 543	- 3 727	- 1 777	1 440	- 5 607
Credit risk (BIS II weighted) (2)	19	739	439	603	1 800

(1)	Including the fair value of macro-hedging currency swap which stood at EUR 35 million as at 31 December 2009 (2008: EUR 160 million).
(2)	At transaction level (netting not applied)

Interest rate swaps at 31 December 2009		1 year to	5 years to	more than
(in EUR million)	less than 1 year	5 years	10 years	10 years	Total 2009
Notional amount	30 053	135 875	63 223	87 425	316 576
Fair value (i.e. net discounted value) (1)(2)	764	4 862	2 006	1 914	9 546
Credit risk (BIS II weighted) (3)	173	1 371	922	1 363	3 829

Interest rate swaps at 31 December 2008		1 year to	5 years to	more than
(in EUR million)	less than 1 year	5 years	10 years	10 years	Total 2008
Notional amount	29 874	114 048	64 746	67 686	276 354
Fair value (i.e. net discounted value) (1)(2)	384	3 749	3 246	3 608	10 987
Credit risk (BIS II weighted) (3)	90	1 092	1 168	1 660	4 010

(1)

The net discounted value of Credit Default Swaps (CDS) has been included with the rest of derivatives. However, these transactions have not been included in the BIS computations, since in the Basel Agreement BIS II, they are assimilated to guarantees and their capital charge is computed in the loan portfolio.

(2)	Including the fair value of macro-hedging interest rate swap which stood at EUR - 524 million as at 31 December 2009 (2008: EUR - 523 million).
(3)	At transaction level (netting not applied)

The Group does not generally enter into any options contracts in conjunction with its risk hedging policy. However, as part of its strategy of raising funds on the financial markets at a lesser cost, the Group enters into borrowing contracts encompassing notably interest rate or stock exchange index options. Such borrowings are entirely covered by swap contracts to hedge the corresponding market risk.

Below are the number and notional amounts of structured swaps:

	Option embedded		Stock exchange index		Special structure coupon or similar
	2009	2008	2009	2008	2009	2008
Number of transactions	395	405	6	6	363	359
Notional amount (in EUR million)	13 598	15 678	843	843	21 346	22 241
Net discounted value (in EUR million)	132	238	- 10	- 59	380	- 485

The ‘fair value’ of ‘plain vanilla’ swap transactions is their market value. For structured deals, the ‘fair value’ is computed using the income approach, using valuation techniques to convert future amounts to a single present amount (discounted). The estimate of fair value is based on the value indicated by marketplace expectations about those future amounts. Internal estimates and assumptions might be used in the valuation techniques when the market inputs are not directly available.

All option contracts embedded in, or linked with, borrowings are negotiated over the counter. The structured deals include a variety of transactions dependent on interest rates, FX rates, inflation rates, stock indexes and IR volatilities.

Generally, there is a reduced credit risk on these swaps, because security exists in the form of regularly monitored collateral.

The collateral received for swaps amounts to EUR 8 557 million, with the following composition:

Swap collateral (in EUR million)

	Bonds
Moody’s or equivalent rating	Government	Supranational	Agency	Secured bonds (Pfandbriefe)	Cash	Total 2009
Aaa	2 219	0	0	0	0	2 219
Aa1 to Aa3	1 331	0	0	0	0	1 331
Below A1	1 267	0	0	0	0	1 267
Non-Rated	0	0	0	0	3 740	3 740

Total 2009	4 817	0	0	0	3 740	8 557

Swap collateral (in EUR million)

	Bonds
Moody’s or equivalent rating	Government	Supranational	Agency	Secured bonds (Pfandbriefe)	Cash	Total 2008
Aaa	2 160	0	0	0	0	2 160
Aa1 to Aa3	1 148	0	0	0	0	1 148
Below A1	116	0	0	0	0	116
Non-Rated	0	0	0	0	5 647	5 647

Total 2008	3 424	0	0	0	5 647	9 071

Ratings exposure table: the majority of the derivative portfolio is concentrated with counterparties rated A1 or above; however, during 2009, there has been a general deterioration of the ratings of the swap counterparties.

Grouped ratings	Percentage of nominal		Net Market Exposure (in EUR million)		CRE BISII swaps (in EUR million) (*)
Moody’s or equivalent rating	2009	2008	2009	2008	2009	2008
Aaa	2.5%	2.9%	10	0	93	84
Aa1 to Aa3	60.7%	64.5%	589	406	8 027	7 403
A1	28.5%	23.1%	1	147	3 238	3 258
A2 to A3	7.8%	9.5%	0	37	2 046	2 720
Below A3	0.5%	0.0%	0	0	146	0
Non-rated	0%	0.0%	0	1	0	1

Total	100.0%	100.0%	600	591	13 550	13 466

(*) At transaction level (netting not applied)

The Net Market Exposure is the net present value of a swap portfolio net of collateral, if positive (zero if negative). It represents a measure of the losses the Group could incur in case of default of the counterparty, after application of netting and using the collateral.

The BIS Credit Risk Equivalent is the sum of the Net Present Value of the swap plus an Add-On equal to the Notional Amount multiplied by a coefficient dependent on the structure of the swap and its maturity (according to the Basel Agreement), meant to cover potential future increases in exposures due to changing market conditions over the residual life of the swap.

EIB GROUP — NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

L.2. Geographical analysis of “Interest and similar income”

	2009	2008
Spain	1 305 158	2 142 754
Germany	1 049 761	2 007 736
Italy	996 206	1 697 521
France	880 744	1 385 177
United Kingdom	634 245	1 046 518
Greece	534 391	559 573
Portugal	531 264	774 332
Poland	411 585	445 231
Hungary	226 252	294 117
Austria	188 155	294 883
Belgium	184 813	198 186
Czech Republic	166 249	229 280
Finland	158 306	232 358
Netherlands	124 903	140 740
Romania	98 174	90 752
Sweden	92 704	165 238
Ireland	83 529	127 842
Slovenia	55 612	75 549
Denmark	46 001	123 126
Slovakia	29 513	42 225
Bulgaria	26 467	24 764
Cyprus	22 880	38 895
Luxembourg	22 554	27 009
Latvia	21 107	23 012
Lithuania	19 867	5 766
Estonia	5 806	8 142
Malta	1 084	582

Total	7 917 330	12 201 308

Outside the European Union	765 476	886 933

	8 682 806	13 088 241

Income not detailed per country (1)	7 856 584	1 893 518

	16 539 390	14 981 759

(1) Income not detailed per country:
1. Revenue from investment portfolio securities and ABS portfolio	220 277	372 786
2. Revenue from operational bond portfolios	56 031	81 592
3. Revenue from operational money market portfolios	122 359	272 911
4. Revenue from money-market operations	328 437	993 529
5. Derivatives	7 154 738	183 301
6. Unwinding of interest income from the present value adjustment of paid-in capital and reserve receivable	4 763	28 245
7. Adjustment on early repayments of loans	- 30 021	- 38 846

	7 856 584	1 893 518

M.2. Per category of assets and liabilities

	2009	2008
Financial assets available-for-sale	- 31 195	4 044
Financial assets designated at fair value through profit and loss	- 993 178	3 878 973
Financial liabilities designated at fair value through profit and loss	459 478	- 10 994 901
Financial instruments held for trading	- 3 507 234	11 742 191
Other	23 770	29 397

	- 4 048 359	4 659 704

S.2.5.3. Collateral received for derivative transactions

As part of the ISDA agreements, the Group has received securities and cash that it is allowed to sell or repledge. The fair value of the securities accepted under these terms as at 31 December 2009 amounts to EUR 8 557 million (2008: EUR 9 071 million) of which none has been sold or re-pledged to third parties.

During the 2008 and 2009 years, the Group did not take possession of any of these collaterals.

The collateral received for derivative business has the following composition:

Swap Collateral (in EUR million)

Moody’s or equivalent rating	Government bonds	Cash	Total 2009
Aaa	2 219	0	2 219
Aa1 to Aa3	1 331	0	1 331
Below A1	1 267	0	1 267
Non-Rated	0	3 740	3 740

Total 2009	4 817	3 740	8 557

Swap Collateral (in EUR million)

Moody’s or equivalent rating	Government bonds	Cash	Total 2008
Aaa	2 160	0	2 160
Aa1 to Aa3	1 148	0	1 148
Below A1	116	0	116
Non-Rated	0	5 647	5 647

Total 2008	3 424	5 647	9 071

Note V — Commitments, contingent liabilities, pledged assets and other memorandum items (in EUR ’000)

The Group utilises various lending-related financial instruments in order to meet the financial needs of its customers. The Group issues commitments to extend credit, standby and other letters of credit, guarantees, commitments to enter into repurchase agreements, note issuance facilities and revolving underwriting facilities. Guarantees represent irrevocable assurances, subject to the satisfaction of certain conditions, that the Group will make payment in the event that the customer fails to fulfill its obligation to third parties.

The contractual amount of these instruments is the maximum amount at risk for the Group if the customer fails to meet its obligations. The risk is similar to the risk involved in extending loan facilities and is monitored with the same risk control processes and specific credit risk policies.

The assets pledged by the Group are strictly for the purpose of providing collateral for the counterparty and amount as at 31 December 2009 to EUR 2.1 million (2008: EUR 2.23 million) in relation to its activities on Futures (classified as Held-to-Maturity) and to EUR 539 million (2008: EUR 384 million) in relation to its Securities Lending activities (classified as Held-to-maturity, AFS, and trading).  The pledged assets will be returned to the Group when the underlying transaction is terminated but, in the event of the Group’s default, the counterparty is entitled to apply the collateral in order to settle the liability.

As at 31 December 2009 and 2008, commitments, contingent liabilities and other memorandum items were as follows (in nominal amounts and in EUR ’000):

		31.12.2009		31.12.2008
Commitments
- EBRD capital (Note B.3)
• uncalled		442 500		442 500
- Undisbursed loans (Note D.1)
• credit institutions	18 686 622		12 457 853
• customers	63 156 626		46 411 674
		81 843 248		58 869 527
- Undisbursed venture capital operations (Note B.3)		1 392 559		1 227 139
- Undisbursed investment funds		511 895		334 721
Guarantees:
- In respect of loans granted by third parties		2 893 490		4 067 932
- In respect of venture capital operations		17 385		15 171
Fiduciary operations (**)		11 406 667		9 033 466
Assets held on behalf of third parties (***)
- CIP/SMEG 2007	93 703		95 483
- CIP/GIF 2007	99 999		69 342
- SME Guarantee Facility	61 992		69 877
- European Technology Facility	6 573		13 585
- Map Equity	65 795		77 816
- Guarantee Fund treasury management	1 240 505		1 091 447
- Investment Facility – Cotonou	1 289 209		1 144 922
- Map guarantee	72 590		73 580
- Seed Capital Action	0		131
- Special Section	1 416 067		1 593 398
- RSFF	432 266		205 760
- EU-Africa	144 151		91 881
- HIPC	65 768		90 569
- FEMIP	30 236		33 159
- LGTT	105 198		43 760
- FP7 Guarantee Fund	547 761		283 132
- JASPERS	119		1 114
- JESSICA	16 805		0
- LFA-GV	24		0
- JEREMIE	763 175		283 101
- Technology Transfer Pilot Project (TTP)	2 010		0
- GEEREF	57 999		45 929
- GEEREF Technical Support Facility	2 390		0
- EFSE	10 000		0
- Bundesministerium fur Wirtschaft und Technologie	102		130
		6 524 437		5 308 116
Special deposits for service of borrowings (*)		52 292		134 772
Securities portfolio
- Securities receivable		100 000		157 480
Interest-rate swap and deferred rate-setting contracts (Notes Q & S)		316 379 917		276 181 870
Currency swap contracts payable (Notes Q & S)		125 166 944		115 600 764
Currency swap contracts receivable (Notes Q & S)		119 986 609		106 514 766
Put option granted to EIF minority shareholders (Note A.4.21)		388 842		363 433
Borrowings launched but not yet settled		360 631		0
Swaps launched but not yet settled		11 590		0
Securities lent (Note B.2)		471 434		367 704
Future contracts (Notes Q & S)		334 676		393 663
Forward rate agreements (Notes Q & S)		0		5 472 000
FX Forwards (Notes Q & S)		251 938		234 469
Credit default swap		196 796		172 383

(*)                   This item represents the amount of coupons and bonds due, paid by the Group to the paying agents, but not yet presented for payment by the holders of bonds issued by the Group.

(**)    Fiduciary operations

Pursuant to Article 28 of its Statutes, the EIF acquires, manages and disposes of investments in venture capital enterprises, in its own name but on behalf and at the risk of the European Union, according to Fiduciary and Management Agreements concluded with the European Union (“ETF Start-up Facility” and “High Growth and Innovative SME Facility (GIF), under two programs known as GIF1 and GIF2).

The EIF is also empowered to issue guarantees in its own name but on behalf and at the risk of the European Union.

(***) Assets held for third parties

Assets held for third parties, as set out below, represent trust accounts opened and maintained in the name of the Group entities but for the benefit of the Commission. Sums held in these accounts remain the property of the Commission so long as they are not disbursed for the purposes set out in relation to each project.

Under the Growth and Environment Pilot Project, the EIF provides a free guarantee to the financial intermediaries for loans extended to SME’s with the purpose of financing environmentally friendly investments. The ultimate risk from the guarantee rests with the EIF and the guarantee fee is paid out of European Union budget funds.

Under the SME Guarantee Facility and the MAP Guarantee programme (followed by the CIP programme), the EIF is empowered to issue guarantees in its own name but on behalf of and at the risk of the Commission.

Under the ETF Start-Up Facility and the MAP Equity programme (followed by the CIP programme), the EIF is empowered to acquire, manage and dispose of ETF start-up investments, in its own name but on behalf of and at the risk of the Commission.

The support currently provided by the Seed Capital Action is aimed at the long-term recruitment of additional investment managers by the venture capital funds to increase the number of qualified personnel and to reinforce the capacity of the venture capital and incubator industries to cater for investments in seed capital.

The Investment Facility, which is managed by the EIB, has been established within the framework of the Cotonou Agreement on cooperation and development of the African, Caribbean and Pacific Group of States and the European Union and its Member States on 23 June 2000. The EIB prepares separate financial statements for the Investment Facility.

The Commission entrusted financial management of the Guarantee Fund to the EIB under an agreement signed between the two parties in November 1994. The EIB prepares separate financial statements for the Guarantee Fund.

The FEMIP Trust Fund, which is also managed by the EIB, was set up to enhance the existing activities of the EIB in the Mediterranean Partner Countries, with the support of a number of donor countries and with a view to directing resources to operations in certain priority sectors through the provision of technical assistance and risk capital. The EIB prepares separate financial statements for The FEMIP Trust Fund.

The Risk-Sharing Finance Facility (the “RSFF”) has been established within the framework of the Co-operation Agreement, entered into force on the 5 June 2007, between the European Commission on behalf of the European Union and the EIB. The EIB is setting up the RSFF, an instrument aimed at fostering investment for Europe in research, technological development and demonstration, as well as innovation, in particular in the private sector. The EIB prepares separate financial statements for the RSFF.

The Heavily Indebted Poor Countries (HIPC) Initiative (the “Initiative”) is an international debt relief mechanism that provides special assistance to the world’s poorest countries. It was launched in 1996 following a proposal from the World Bank and the International Monetary Fund (IMF). The principal objective of the initiative is to reduce the debt burden of poor countries to sustainable. The EIB prepares separate financial statements for the Initiative.

The EU-Africa Infrastructure Trust Fund (the “Trust Fund”) has been created within the framework of the Trust Fund Agreement between The European Commission on behalf of the European Union as Founding Donor and the European Investment Bank as Manager, also open to Member States of the European Union which subsequently accede to this agreement as Donors. On 9 February 2006, the European Commission and the European Investment Bank signed a Memorandum of Understanding (the “MoU”) to promote jointly the EU-Africa Infrastructure Partnership and, in particular, to establish a supporting EU-Africa Infrastructure Trust Fund. The EIB prepares separate financial statements for the EU-Africa Infrastructure Trust Fund.

The Commission entrusted financial management of the FP7 Guarantee Fund to the EIB under an agreement signed between the two parties in December 2007.

The Neighbourhood Investment Facility (the “NIF”) Trust Fund managed by the EIB was set up to achieve the strategic objective of the European Neighbourhood Partnership Instrument (ENPI) through targeted funding aimed at strengthening infrastructure interconnection between the EU and its neighbours in the areas of Transport and Energy, at addressing common environmental concerns and at supporting other relevant activities. The EIB prepares separate financial statements for the Trust Fund.

JASPERS (Joint Assistance to Support Projects in European RegionS) is a major joint policy initiative of the EIB, European Commission (Regional Policy Directorate-General - DG Regio) and the European Bank for Reconstruction and Development (EBRD).

JESSICA (Joint European Support for Sustainable Investment in City Areas) is an initiative developed by the European Commission and the Group, in collaboration with the Council of Europe Development Bank (CEB). Under new procedures, Member States are being given the option of using some of their EU grant funding to make repayable investments in projects forming part of an integrated plan for sustainable urban development. These investments are delivered to projects via Urban Development Funds or if required Holding Funds (JESSICA Holding Funds).

JEREMIE (Joint European Resources for Micro to Medium Enterprises initiative) is an initiative of the European Commission’s Directorate General for Regional Policy (DG Regio) and the EIB Group.

JASMINE (Joint Action to Support Micro-finance Institutions in Europe) is a pilot initiative by the European Commission and the EIB Group for the development of Microfinance Institutions and Microcredit.

ELENA (The European Local Energy Assistance) is a facility developed by the European Commission and the EIB to facilitate the mobilisation of funds for investments in sustainable energy at local level.

GEEREF (Global Energy Efficiency and Renewable Energy Fund) is a fund of funds set-up at the initiative of the European Commission. Its objective is to make investments in private equity funds that focus on the fields of renewable energy and energy efficiency in emerging markets (ACP, ALA and European Neighbour countries).

The Loan Guarantee Instrument for Ten-T Projects (the “LGTT”) has been established within the framework of the Co-operation Agreement, entered into force on this 11 January 2008, between The European Commission on behalf of the European Union and the EIB. The Commission and the EIB are setting up the LGTT which aims at facilitating a greater private sector involvement in the financing of trans-European transport networks infrastructure. The EIB prepares separate financial statements for the LGTT.

In the SMEG 2007 under the Competitiveness and Innovation Framework Programme (CIP/SMEG 2007), the EIF is empowered to issue guarantees in its own name but on behalf and at the risk of the Commission.

In the GIF 2007 under the Competitiveness and Innovation Framework Programme and the Technology Transfer Pilot Project (CIP/GIF 2007), the EIF is empowered to acquire, manage and dispose of investments, in its own name but on behalf and at the risk of the Commission.

The EIF is managing a European Commission facility, the Preparatory Action Facility (Preparatory Action) on behalf of the EIB Group. The facility is particularly targeting micro lending and will be used for grants to finance technical assistance to SMEs, which must be coupled with an EIF guarantee or an EIB global loan.

The Special Section (Note Y) was set up by the Board of Governors on 27 May 1963. Under a decision taken on 4 August 1977, its purpose was redefined as being that of recording financing operations carried out by the EIB for the account of and under mandate from third parties. It includes the FED, MED/FEMIP and Turkey mandates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 20th day of July, 2010.

EUROPEAN INVESTMENT BANK
(Name of registrant)

by
/s/ BARBARA BARGAGLI-PETRUCCI
Barbara Bargagli-Petrucci
Director
Head of Capital Markets Department

by
/s/ SANDEEP DHAWAN
Sandeep Dhawan
Managerial Advisor Deputy Head of Funding
Americas, Asia, Pacific Capital Markets

by
/s/ JOÃO VALE DE ALMEIDA
João Vale de Almeida
Head of Delegation of the Delegation of the European Union to the United States

EXHIBIT INDEX

Exhibit	Document

V	Authorized Representative in the United States

VI	Consent of KPMG Audit S.à r.l., independent auditors.